UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Akari Therapeutics Plc

(formerly Celsus Therapeutics Plc)

(Name of Issuer)

Ordinary Shares, £0.01 par value

(Title of Class of Securities)

00972G108

(CUSIP Number)

Gary Emmanuel, Esquire

McDermott Will & Emery LLP

340 Madison Avenue

New York, NY 10173-1922

1-212-547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00972G108	SC 13D	Page 2 of 6 Pages

1.	Names of Reporting Persons. RPC Pharma Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malta
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 782,345,600
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 782,345,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 782,345,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 00972G108	SC 13D	Page 3 of 6 Pages

1.	Names of Reporting Persons. Ray Prudo, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 782,345,600
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 782,345,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 782,345,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00972G108	SC 13D	Page 4 of 6 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 29, 2015 (the “Original Statement”) by and on behalf of RPC Pharma Limited, a Maltese corporation (“RPC”), Ray Prudo, M.D., a citizen of Canada (“Dr. Prudo”) and Stuart Ungar, M.D., a citizen of the United Kingdom (“Dr. Ungar” and together with RPC and Dr. Prudo, the “Reporting Persons”), and relates to the ordinary shares, par value £0.01 (“Ordinary Shares”) of Akari Therapeutics Plc, a public limited company formed under the laws of England and Wales (the “Issuer”).

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Original Statement. This Amendment No. 1 amends and supplements the Original Statement as specifically set forth herein, which includes the removal of Mr. Ungar from the Schedule 13D as he does not exercise any voting or dispositive power over the Ordinary Shares. Except as set forth below, all previous Items in the Original Statement remain unchanged.

This Amendment No. 1 is being filed to amend Items 3, 4 and 5 as set forth below and to update the number of shares of Ordinary Shares beneficially held by the Reporting Person as a result of the transaction described below.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Statement is hereby supplemented by adding the following paragraph:

On October 20, 2017, pursuant to an underwritten public offering (the “Offering”) of 3,480,000 of the Issuer’s American Depositary Shares (“ADSs”), each representing 100 Ordinary Shares, RPC purchased 600,000 ADSs at a price of $5.00 per ADS. The funds used by RPC to acquire the ADSs were from its working capital.

Item 4.	Purpose of Transaction

Item 4 of the Original Statement is hereby supplemented by adding the following paragraph:

On October 20, 2017, RPC purchased 600,000 ADSs in the Offering described above.

CUSIP No. 00972G108	SC 13D	Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer

(a),(b) The 782,345,600 Ordinary Shares reported on the cover pages of this Schedule 13D are held by RPC. Voting and investment decisions with respect to such shares are controlled by Dr. Prudo. The percentage of beneficial ownership reported on the Reporting Persons’ cover pages to this Schedule 13D, is based on 1,525,693,393 Ordinary Shares outstanding as of October 20, 2017 (as reported in the Company’s prospectus supplement dated October 18, 2017 to the Registration Statement on Form S-3 (No. 333-198107)).

(c) On October 20, 2017, the Reporting Person purchased in the Offering 600,000 ADSs for $5.00 per ADS, and an aggregate purchase price of $3,000,000. None of the Reporting Persons has effected any other transactions in shares of the Common Stock during the 60 days prior to the filing of this Schedule 13D.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of any Ordinary Shares.

(e) Not applicable.

CUSIP No. 00972G108	SC 13D	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	October 26, 2017

RPC PHARMA LIMITED

/s/ Ray Prudo
By: Ray Prudo, Authorized Person

/s/ Ray Prudo
RAY PRUDO, M.D.